Colombia’s Superintendency of Finance Authorizes Ecopetrol’s Program of Domestic Debt Securities and Commercial Papers for up to Three Trillion Pesos (COP$3,000,000,000,000)

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC; TSX: ECP) reports that, pursuant to Resolution 1470 of August 2, 2013, it has been authorized by Colombia’s Superintendency of Finance to register an Issuance and Placement Program containing domestic debt securities and commercial papers in the National Registry of Securities and Issuers, as well as its Public Offering, comprising an amount of up to three trillion Colombian pesos (COP$3,000,000,000,000).

Pursuant to the regulations of the Superintendency of Finance, contained in article 6.3.1.1.3 of the Decree 2555 of 2010, an issuance program has a three- year period to deliver the respective public offering.

The Company’s Board of Directors must provide specific authorization over particular terms and conditions to undertake any kind of issuance under the aforementioned Program authorized by the Superintendency of Finance.

This announcement is not an offer for sale of or a solicitation of any offer to buy any securities of Ecopetrol in any transaction. If and when issued, the securities will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”). The securities may not be offered or sold in the United States absent registration with the US Securities and Exchange Commission or pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable securities laws.

Bogota, August 5, 2013